                     Exhibit C

NEES Energy, Inc.
Consolidated Statement of Cash Flows
(Thousands of Dollars)
For the Periods Ended September 30, 2000
(Unaudited, Subject to Adjustment)

                    Six
               QuarterMonths
               -------------

Operating activities:
     Net income (loss)     $  (179)     $ (356)

     Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

          Depreciation and amortization     160     320
          (Increase) decrease in accounts receivable and
            unbilled revenue     59     2
          (Increase) decrease in asset held for
            sale-ALLEnergy     22,748     53,748
          (Increase) decrease in other current assets     (558)     138
          Increase (decrease) in accounts payable     5     (42)
          Other, net     (14,202)     (14,202)
                    --------     --------
Net cash provided by (used in) operating activities     $ 8,033     $ 39,608
                    --------     --------

Financing activities:
     Change in subordinated notes payable to parent     $(7,950)     $(39,525)
                    --------     --------
     Net cash provided by (used in) financing activities     $(7,950)
$(39,525)
                    --------     --------

Net increase (decrease) in cash and cash equivalents     $    83     $     83

Cash and cash equivalents at beginning of period     29     29
                    --------     -------

Cash and cash equivalents at end of period     $   112     $   112
                    ========     =======
